[Neogenix Oncology, Inc. Letterhead]

June 30, 2010

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Branch Chief
Division of Corporation Finance

Re:	Neogenix Oncology, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form 10-12G
Filed June 30, 2010
File No. 000-53963

Dear Ms. Hayes:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 24, 2010 with respect to the Company’s Registration Statement on Form 10-12G (the “Form 10”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

General

1.	We have reviewed your response to prior comment 4. Your response indicates that the statement on page 3 “Many scientists and physicians believe that mAbs are an ideal biological agent to use to treat cancers because they are thought to be highly specific to the epitope they recognize; they are believed to be well tolerated when humanized from the animal form . . .” was deleted since it was management’s belief. However, this statement still appears on page 3. Please either delete the statement or clarify that it is management’s belief and explain the basis for management’s belief.

Response: The Company has revised the disclosure on page 3 of Amendment No. 2 to its Registration Statement on Form 10-12G (“Amendment No. 2”) in response to the Staff’s comment and has deleted the statement cited by the Staff above.

Industry and Market Data, page ii

2.	We have reviewed your response to prior comment 5. The statements “they do not guarantee the accuracy or completeness of such information” and “we have not independently verified such data” implies that you are not taking liability for the statistical and other industry and market data included in your registration statement. It is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Please delete these statements or include a statement specifically accepting liability for these statements.

Ms. Suzanne Hayes

June 30, 2010

Response: The Company does not view this language as a disclaimer for liability, but believes that the information contained in the section entitled “Industry and Market Data” on page ii of the Form 10 reflects an accurate statement about the use of industry and third party information in the registration statement and is commonly used in registration statements and prospectuses filed with the SEC. For instance, language substantially similar to the statements in this section appear in prospectuses recently filed by Regenerx Biopharmaceuticals, Inc. (May 18, 2010), Accretive Health, Inc. (May 19, 2010), USA Technologies, Inc. (May 21, 2010), Wabash National Corp. (May 26, 2010), Motricity, Inc. (June 21, 2010) and several others across a range of industries. Accordingly, no changes have been made to this section.

Item 1. Business, page 1

Our Company, page 1

3.	We have reviewed your response to prior comment 13. Please expand your disclosure regarding your agreements with Dr. Ariel Hollinshead to disclose the value of the founder shares and options to purchase shares of common stock which you issued under this agreement, which of your product candidates are dependent on the assets acquired and when your obligation to pay royalties terminates. Similarly, please expand your disclosure of your agreement with International Bio-Immune Systems to disclose the value of the shares and warrant to purchase shares of common stock which you issued under this agreement and which of your product candidates are dependent on the assets acquired.

Response: The Company has revised and expanded the disclosure on page 2 of Amendment No. 2 in response to the Staff’s comment.

Neogenix Oncology: Our Distinctive Approach, page 3

4.	We have reviewed your response to prior comment 14. Please expand your disclosure to disclose that you have not yet determined whether you have exclusive rights to the tumor associated antigens.

Response: The Company has revised and expanded the disclosure on page 3 of Amendment No. 2 in response to the Staff’s comment.

Product Development and Commercialization Plan, page 4

5.	Please expand your disclosure to define intravascular hemolysis and ANOVA the first time you use such terms.

Response: The Company has revised and expanded the disclosure on pages 4 and 5 of Amendment No. 2 in response to the Staff’s comment.

6.	In response to prior comment 9, you disclose that you have not entered into a commercial license agreement with Selexis, but the period to exercise the option terminates in late July 2010. Please confirm that if you enter into a license agreement, you will disclose the aggregate amounts paid to date under the license agreement, the potential aggregate milestone payments under the license agreement and the royalty percentage or a range of ten percent or less in which the royalty percentage falls.

Ms. Suzanne Hayes

June 30, 2010

Response: In response to the Staff’s comments, the Company confirms that it will disclose the information cited by the Staff above when and if the Company enters into the license agreement with Selexis – and will consider whether to seek confidential treatment of the potential milestone payments.

Item 1A. Risk Factors. page 17

“Any failure by our collaborative partners and other third-parties on which we rely to adequately produce and test our cell lines . . ,” page 19

7.	We have reviewed your response to prior comment 22. You disclose that “the loss of certain of these relationships could have an adverse material impact on our business.” It appears from your response letter that you are only substantially dependent on your agreements with Selexis. Please revise your risk factor to clarify that you are only substantially dependent on Selexis.

Response: The Company has revised and expanded the disclosure on page 17 of Amendment No. 2 in response to the Staff’s comment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28

8.	In response to prior comment 24, you disclose on page 28 that Philip Arlen, Peter Gordon and Myron Arlen hold options to acquire 3,700,000 shares of your common stock. Pursuant to Item 403(b) of Regulation S-K, please revise your table to include footnote disclosure of the amount of shares which each person in the table has the right to acquire.

Response: The Company has revised and expanded the disclosure on page 28 of Amendment No. 2 in response to the Staff’s comment.

Item 2. Financial Information, page 30

Management’s Discussion and Analysis, page 30

Critical Accounting Policies and Estimates, page 30

9.	Refer to your response to prior comment 27. You disclose in Note C[5] to the Financial Statements that you accrue (research and development) expenses based on factors such as estimates of work performed, costs incurred and other events, and accrued research costs are subject to revisions as projects progress to completion. Please revise your critical accounting policies and estimates disclosure to include the judgments and uncertainties affecting the application of your research and development accounting policy and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Response: The Company has revised and expanded the disclosure on page 30 of Amendment No. 2 in response to the Staff’s comment to include research and development in our critical accounting policies as follows:

Research and Development We enter into agreements with third parties for research and development activities that may be fixed fee or fee for service contracts. As of each balance sheet date, we review purchase commitments and accrue expenses based on factors such as estimates of work performed, costs incurred and other events. Accrued research costs are subject to revisions as projects progress to completion. Revisions are recorded in the period in which the facts that give rise to the revision become known. There is significant judgment involved in estimating the progress of research and development activities. Additionally, a significant portion of our research and development expense has been the result of the issuance of stock options in exchange for services. As noted under “Stock Based Compensation” above, the valuation of stock options issued for services requires significant judgment and the amounts recorded could differ materially if different assumptions were used. Our estimated accrued expenses related to research and development activities are subject to change and may be revised based on more current information that may become known in future periods. Such amounts could differ materially if different assumptions were used.

Ms. Suzanne Hayes

June 30, 2010

Results of Operations, page 31

Three Months Ended March 31, 2010 Compared. to Three Months Ended March 31, 2009, page 31

Research and development expenses, page 31

10.	Refer to your response to prior comment 26, and revise your disclosure to address the following:

•

You disclose it is estimated that less than 5% of total research and development costs are associated with long term development associated with the development of your second monoclonal antibody, h16C3. Please revise your disclosure to clarify whether the remaining 95% of research and development costs relate to your NPC-1C product candidate, and if this percentage relates to total research and development costs incurred since inception, and if not, specify the related periods.

•

You disclose that research and development costs are not maintained by project. However, it appears that you have incurred expenses related to only two projects, and you evaluate the status of these projects in a manner that allows you to estimate costs to complete and costs incurred to date at a project level. Please disclose the costs incurred during each period presented for each project, and if you cannot disclose these amounts because you do not maintain research and development costs by project, explain in your disclosure why you do not maintain and evaluate research and development costs by project.

•

You disclose the anticipated completion date of development work on your first product candidate, NPC-1C, is December 31, 2010. Please reconcile this with your disclosure that material cash flows from this project are not anticipated to occur until the completion of FDA approved clinical trials, which you believe to be no earlier than the end of 2012.

•	The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely.

Response: The Company has revised and expanded the disclosure on pages 31 and 32 of Amendment No. 2 in response to the Staff’s comment to provide additional disclosure for research and development as follows:

Research and development expenses

Research and development expense consists of costs incurred in connection with the development of our monoclonal antibodies. These expenses consist primarily of:

•	employee-related expenses, which include salaries and benefits;

•	expenses incurred under agreements with contract research organizations, consultants and investigative sites that conduct our clinical trials and a substantial portion of our preclinical studies;

•	the cost of acquiring and manufacturing clinical trial materials;

•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and equipment, and depreciation of fixed assets;

•	license fees for any milestone payments related to licensed products and technology;

•	stock-based compensation expense to employees and non-employees involved in any research and development related activities; and

•	costs associated with non-clinical activities and regulatory approvals.

The anticipated completion date of development work, other than clinical trials, on our first product candidate, NPC-1C, is December 31, 2010. Research and development expenses from inception to date have totaled approximately $27.9 million. The completion is dependent upon reengineering work conducted by an independent development firm completing its contractual obligations in a timely manner and without any unanticipated manufacturing issues arising. Upon completion of our development work, we will continue clinical trials and regulatory efforts to complete FDA approval which we anticipate late in 2012. Currently, we estimate incurring additional expenses of approximately $49.0 million in order to launch NPC-1C.

Material cash flows from this project are not anticipated to occur until the completion of FDA approved clinical trials, which we believe to be no earlier than the end of 2012. We believe that cash flows from revenues derived either from direct sales, joint venture agreements or some type of collaboration agreement with biotechnology or pharmaceutical firms could begin in early 2013.

There can be no assurance that we will be able to complete development, clinical trials and FDA approval within our anticipated schedule. Unforeseen challenges and delays could create delays. Such delays could result in additional costs beyond what we have budgeted and could cause difficulty raising additional capital. Without adequate capital from investors, we will not be able to complete development of NPC-1C.

We expense research and development costs as incurred. Conducting a significant amount of research and development is central to our business model. Research and development costs are not maintained by project. Research and development expenses have historically been focused exclusively on the development of NPC-1C. Starting in 2010, minor research and development costs have been incurred for preliminary assessment of our second monoclonal antibody, h16C3 However, these costs are estimated to be less than 5% ($118,000) of total research and development costs for the three months ended March 31, 2010. We do not anticipate significant further costs relating to h16C3 until we have raised adequate funding. Prior to December 31, 2009, we did not track research and development costs by project because we were not making a material effort on more than one project and we did not have the systems in place to track costs by project. Effective January 1, 2010, we implemented a new accounting system that allows us to track research and development costs by project and we anticipate tracking those costs by project going forward.

For the quarter ended March 31, 2010, research and development expenses totaled approximately $2.4 million, compared to approximately $1.9 million for the quarter ended March 31, 2009. The increase in research and development expenses from the same period in 2009 is attributable to the development of a re-engineered version of the NPC-1C monoclonal antibody and increased staffing level of scientific researchers.

Financial Statements, page F-1

Notes to Financial Statements, page F-12

Note J – Commitments and Other Matters, page F-27

[2] Research contracts, page F-28

11.	Please revise your disclosure to include your cash obligations under your agreement with Selexis. At a minimum, disclose aggregate payments due, their timing, and events triggering their payment. Where uncertainties prevent making a reasonable estimate of the obligations, explain those uncertainties.

Response: The Company has revised and expanded the disclosure in the third paragraph of Note J [2] on page F-28 of Amendment No. 2 in response to the Staff’s comment to provide additional disclosure for research contracts as follows:

In August 2009, the Company entered into a Services Agreement (the “Selexis NPC-1C Agreement”) with Selexis SA (“Selexis”) for the development of a high-expression production cell line expressing our NPC-1C antibody for the total amount of €189,000 (Euros “€”). The payments made under the contract were €85,050 ($123,186.42) upon signing the contract in 2009, €75,600 ($107,714.88) upon shipment of the cell line on or about January 20, 2010 and €28,350 (approximately $35,000.00) was due upon the delivery of the cell line development report on or about May 24, 2010. Selexis has completed the work under the Selexis NPC-1C Agreement and, is awaiting receipt of the final invoice of €28,350. The Selexis NPC-1C Agreement also provides the Company with a right to proceed with similar projects for two additional cell lines. The Selexis NPC-1C Agreement further provides the Company with an option to enter into a commercial license agreement with Selexis to commercialize the Selexis- developed high performance NPC-1C cell line, the terms of which have already been negotiated. The commercial license agreement would include the following terms: a non-exclusive license to the Company of all Selexis intellectual property rights in the higher expression NPC-1C cell lines developed by Selexis, with a right to sublicense; milestone payments at the start of the Phase III Clinical Trial for the first therapeutic product containing the licensed product and the first commercial sale thereof; milestone payments at the start of a clinical study for the first diagnostic product containing the licensed product and the first commercial sale thereof; and royalties on net sales on all licensed products (subject to reduction for combination products and services). The royalty term with respect to each licensed product sold in a particular country terminates on the expiration of the last-to-expire or lapse of any valid patent claims covering the licensed product in such country. The Company has not exercised the option in the Selexis NPC-1C Agreement to enter into a commercial license, and the period to exercise the option terminates in late July 2010. Except for the payment of €10,000 to exercise the option, the Company is unable to estimate the full obligations under the licensing agreement should it exercise the option because no milestones payments are due until the start of the Company’s Phase III clinical trials, if any, of the NPC-1C products. Such trials cannot even be submitted for approval until such time, if at all, that the Company completes Phase 1 & II clinical trials. Further, the balance of the payments due under the licensing agreement are based upon a percentage of the net commercial sales of the products. It will be years, if at all, before the Company has any revenue from its products and the Company is unable at this time to estimate the revenue, if any, that may be derived.

[3] Asset contribution agreement, page F-28

Ms. Suzanne Hayes

June 30, 2010

12.	Based on your disclosure on page 2 it appears that the agreement with Dr. Hollinshead was amended in May 2006. Please revise your disclosure to provide the material terms of the May 2006 amendment.

Response: The Company has revised and expanded the disclosure in Note J [3] on page F-28 of Amendment No. 2 in response to the Staff’s comment to provide additional disclosure to provide material terms of the May 2006 amendment of the Dr. Hollinshead agreement as follows:

In May 2006, this agreement was amended to include additional assets in return for the award of options to purchase 100,000 shares of our common stock at an exercise price per share of $3.00, which was fair valued at $189,000.

Please feel free to contact our counsel, Mark Kass, by telephone at (202) 585-8181 or by fax at (866) 773-4656, or John Partigan, by telephone at (202) 585-8535 or by fax at (866) 947-3586, should you have any questions or further comments.

Sincerely,

/s/ Dr. Philip Arlen
Dr. Philip Arlen
Chief Executive Officer